  EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiary	Percent Owned	Jurisdiction of Organization
Bellissima Spirits LLC	54%	Nevada
BiVi LLC	54%	Nevada
United Spirits, Inc.	100%	New York
TopPop LLC	100%	New Jersey
Empire Wine and Spirits, LLC	60%	Nevada